Item 77C  Submission of matters to a vote of
security holders

The Special Meeting of Stockholders (the "Meeting") was held on September 22, 2014 in Boston. The voting result for the proposal considered at the Meeting is as follows:

Investment Advisory Agreement. The stockholders of the Fund approved the proposed
Investment Management Agreement between the Fund and JF International Management Inc.

For			Against		Abstain
	Non-votes
6,186,462		104,874		11,154
	0